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                                                                Exhibit 99(1)(G)
                                                     [Weyerhaeuser Company Logo]

NEWS RELEASE
For Immediate Release

                 WEYERHAEUSER COMPANY COMMENCES TENDER OFFER FOR
                          WILLAMETTE INDUSTRIES, INC.

FEDERAL WAY, Wash., November 29, 2000 - Weyerhaeuser Company (NYSE: WY) today announced that it is commencing a cash tender offer for all of the outstanding shares of common stock of Willamette Industries, Inc. (NYSE: WLL) for $48 per share. Following completion of the tender offer, Weyerhaeuser intends to consummate a second step merger in which all remaining Willamette shareholders will receive the same cash price paid in the tender offer.

Based on the latest publicly available information, Willamette has approximately
112.5 million shares on a fully diluted basis, giving the transaction a total equity value of approximately $5.4 billion. In addition, Willamette had total debt of approximately $1.7 billion on September 30, making the total value of the transaction approximately $7.1 billion. The acquisition is expected to be accretive to Weyerhaeuser's cash flow and earnings per share in the first year after close.

Steven R. Rogel, chairman, president and chief executive officer of Weyerhaeuser, said, "While we still prefer to conclude a negotiated transaction with Willamette, their refusal to discuss a combination has forced us to take our offer directly to Willamette's shareholders - the owners of the company. Willamette shareholders will now have the opportunity to decide the future of the company for themselves. This offer provides substantial value to Willamette shareholders at a premium well beyond what Willamette could achieve alone, now or later."

The tender offer and withdrawal rights are scheduled to expire at 12:00 midnight E.S.T., January 4, 2001, unless extended.

The tender offer is conditioned upon, among other things: there being validly tendered and not withdrawn prior to the expiration date a number of shares of Willamette common stock that represents at least a majority of the total number of outstanding Willamette shares on a fully diluted basis; Willamette's board of directors redeeming the related preferred stock purchase rights or Weyerhaeuser's acquisition subsidiary being satisfied, in its sole discretion, that the rights have been invalidated or are otherwise inapplicable to the offer and the proposed second-step merger described herein; and the expiration or termination of all waiting periods imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder. The complete terms and conditions of the tender offer are contained in the offer to purchase included in the tender offer statement to be filed today with the Securities and Exchange Commission.


The offer is not conditioned upon financing. Weyerhaeuser has received financing commitments from Morgan Stanley Dean Witter and The Chase Manhattan Bank to fund its offer for all of the outstanding shares of Willamette.

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Morgan Stanley Dean Witter is acting as Dealer Manager for the offer and
Innisfree M&A Incorporated is acting as Information Agent.

Weyerhaeuser Company, one of the world's largest integrated forest products companies, was incorporated in 1900. In 1999, sales were $12.3 billion. It has offices or operations in 13 countries, with customers worldwide. Weyerhaeuser is principally engaged in the growing and harvesting of timber; the manufacture, distribution and sale of forest products; and real estate construction, development and related activities. Additional information about Weyerhaeuser's businesses, products and practices is available at http://www.weyerhaeuser.com.

FORWARD-LOOKING STATEMENTS

This news release contains statements concerning the company's future results and performance that are forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, including the level of interest rates and housing starts; market demand for the company's products, which may be tied to the relative strength of various US business segments; performance of the company's manufacturing operations; the types of logs harvested in the company's logging operations; the level of competition from foreign producers; the effect of forestry, land use, environmental and other governmental regulations; and the risk of losses from fires, floods and other natural disasters. The company is also a large exporter and is affected by changes in economic activity in Europe and Asia, particularly Japan, and by changes in currency exchange rates, particularly the relative value of the US dollar and the Euro, and restrictions on international trade. These and other factors that could cause or contribute to actual results differing materially from such forward looking statements are discussed in greater detail in the company's Securities and Exchange Commission filings.

IMPORTANT INFORMATION

Company Holdings, Inc. ("CHI"), a wholly owned subsidiary of Weyerhaeuser Company ("Weyerhaeuser"), has commenced a tender offer for all the outstanding shares of common stock of Willamette Industries, Inc. ("Willamette") at $48.00 per share, net to the seller in cash, without interest. The offer currently is scheduled to expire at 12:00 midnight, New York City time, on Thursday, January 4, 2001. CHI may extend the offer and currently expects that the offer will be extended until the principal conditions to the offer, which are described in the Offer to Purchase forming part of CHI's tender offer statement, are satisfied. If the offer is extended, CHI will notify the depositary for the offer and issue a press release announcing the extension on or before 9:00 a.m. New York City time on the first business day following the date the offer was scheduled to expire.

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Investors and security holders are urged to read any proxy statement regarding the proposed business combination described herein, when it becomes available, because it will contain important information. Each such proxy statement will be filed with the Securities and Exchange Commission. Investors and security holders may obtain a free copy of the tender offer statement, each such proxy statement (when it is available) and other documents filed by Weyerhaeuser with the Commission at the Commission's website at http://www.sec.gov. The tender offer statement, each such proxy statement (when it is available) and these other documents may also be obtained for free from Weyerhaeuser by directing a request to Kathryn McAuley at (253) 924-2058.

Detailed information regarding the names, affiliations and interests of individuals who may be deemed participants in the solicitation of proxies of shareholders of Willamette by Weyerhaeuser and CHI is available in a filing made by Weyerhaeuser with the Commission pursuant to Rule 14a-12 on November 29, 2000.

Today's news release, along with other news about Weyerhaeuser, is available on the Internet at http://www.weyerhaeuser.com.

Weyerhaeuser contacts:

      ANALYSTS                                                MEDIA

      Kathryn McAuley        Joele Frank / Jeremy Zweig       Bruce Amundson
      Weyerhaeuser           Joele Frank, Wilkinson           Weyerhaeuser
      (253) 924-2058         Brimmer Katcher                  (253) 924-3047
                             (212) 355-4449